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                                  ARMADA FUNDS

                     Amendment No. 3 of Code of Regulations
                    as Adopted at the Regular Meeting of the
                      Board of Trustees held August 5, 1998


         RESOLVED, that Article VII, Paragraph 2.4 of the Trust's Code of Regulations be, and the same hereby is, amended and restated in its entirety as follows:

                  2.4 RECORD DATE. The Trustees may fix a time (during which they may close the Share transfer books on the Trust) not more than ninety (90) days prior to the date of any meeting of the Shareholders, or the date fixed for the payment of any dividend, or the date of the allotment of rights or the date when any change or conversion or exchange of Shares shall go into effect, as a record date for the determination of the Shareholders entitled to notice of, or to vote at, any such meeting, or entitled to receive payment of any such dividend or to receive any such allotment of rights or to exercise such rights, as the case may be. In such case, only such Shareholders as shall be Shareholders of record at the close of business on the date so fixed shall be entitled to notice of, or to vote at, such meeting or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, as the case may be, not withstanding any transfer of any such Shares on the books of the Trust after any record date fixed, as aforesaid.